Press Release

GreenPower Announces Results of Annual General and Special Meeting, Appointment of Officers, Stock Option Grants and Appointment of Investor Relations Representative

Vancouver, Canada March 28, 2024 - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) (the "Company"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, announces the results of the Annual General and Special Meeting (AGM) that was held on March 27, 2024.

The shareholders elected all of management's director nominees being Mark Achtemichuk, Fraser Atkinson, Malcolm Clay, Cathy McLay, David Richardson and Brendan Riley.

The shareholders also re-approved the Company's 2022 Equity Incentive Plan and appointed BDO Canada LLP as the Company's auditors for the ensuing fiscal year.

The 2022 Equity Incentive Plan includes a 10% rolling stock option and 2,499,116 common shares for performance-based awards.  Shareholder approval of the Plan must be obtained annually at the Company's annual general meeting. In addition, the Plan must be submitted to the TSX Venture Exchange for review and acceptance on an annual basis.

Following the AGM the Directors of the Company appointed the following officers of the Company for the ensuing year:  Fraser Atkinson - Chairman and Chief Executive Officer, Brendan Riley - President and Michael Sieffert - Chief Financial Officer and Corporate Secretary.

In addition, after the AGM the Company granted 420,000 incentive stock options to the four Independent Directors and three Officers of the Company, 150,000 incentive stock options to employees of the Company and 35,000 stock options to two consultants. The stock options are subject to the approval of the TSX Venture Exchange and are exercisable for a period of five years at a price of CDN $2.72 per share. Each Director and the CFO were granted 60,000 stock options that vest in increments beginning four months after the grant date, and the stock options will be fully vested one year after the grant date. For the employees and the consultants, the stock options vest in increments beginning four months after the grant date, and the stock options will be fully vested three years after the grant date.

The Company also announced that it has entered into an agreement to appoint Redchip Companies, Inc. ("RC") as an Investor Relations Representative for GreenPower. The agreement was entered into on February 26, 2024 and has a term of six months. Under this agreement, RC will provide services including assistance preparing investor marketing material, communicating with and marketing to potential investors, shareholders and media contacts and GreenPower will pay RC a monthly fee of US $10,500 plus reimbursement of pre-approved costs for these services.

Contact

Fraser Atkinson, CEO

(604) 220-8048

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose-built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. © 2024 GreenPower Motor Company Inc. All rights reserved.